Mail Stop 3561

December 17, 2008

Willis J. Johnson
Chief Executive Officer
Copart, Inc.
4664 Business Center Drive
Fairfield, California 94534

> **Re: Copart, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2008**
> **Filed September 29, 2008**
> **Proxy Statement on Schedule 14A**
> **Filed November 4, 2008**
> **File No. 0000-23255**

Dear Mr. Johnson:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 31, 2008

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer
Purchases of Equity Securities, page 31

Performance Graph, page 33

1. Please disclose in a footnote or in another appropriate place the companies that comprise
    your peer group. Please see Instruction 5 to Item 201(e) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 35

Results of Operations, page 37

2. You disclose in the description of your business that you believe your business has grown
    as a result of acquisitions, increases in the overall volume in the salvage car market,
    increases in the amount of revenue generated per sales transaction resulting from
    increases in gross selling prices and the addition of value added services for both buyers
    and sellers and the growth in non-insurance company sellers. You also disclose various
    risks and uncertainties related to operating risks. Yet, it does not appear that you have
    provided an assessment of these trends and uncertainties in your discussion and analysis
    to enable a reader to ascertain the likelihood that past performance is indicative of future
    performance. In addition, it does not appear that you have identified and provided a
    discussion and analysis of the key variables and other qualitative and quantitative factors
    which are necessary for an understanding and evaluation of the business and results of
    operations through the eyes of management. Please revise your discussion and analysis
    to describe known trends and/or uncertainties that have had or that are reasonably likely
    to have a material impact on revenues or income from operations. Please also provide a
    discussion and analysis of the key variables and other factors necessary for an
    understanding of revenues and operating results. For example, consider providing
    operating data regarding the volume of vehicle sales and revenues per sales transaction in
    the North American and UK markets for each year and describe the extent to which
    increases in same stores in North America are attributable to increases in prices or to
    increases in volume or amount of goods or services sold, or the introduction of new value
    added services. Similar enhancements should be made to your discussions and analysis
    of operating expenses for each year. Refer to Item 303(a) of Regulation S-K and the
    Commission's Guidance Regarding Management's Discussion and Analysis of Financial
    Condition and Results of Operations, Release No 33-8350, available at www.sec.gov.

Liquidity and Capital Resources, page 40

3. Please expand this section to discuss known trends, demands, commitments, events or uncertainties that will result in or are reasonably likely to in result in your liquidity decreasing or increasing in any material way and provide additional information about the variability and certainty of cash flows. Also identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets. In addition, describe material commitments for capital expenditures as of the end of the year, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(a) of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Contractual Obligations, page 43

4. Please disclose whether operating lease obligations include insurance, taxes, maintenance and other costs required by operating lease agreements. Also, provide a context for readers to understand the impact of such costs on your operating lease obligations. See Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies and Estimates, page 44

5. Please revise to describe the material implications of *uncertainties* associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Such disclosure should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. In doing so, please identify those accounting estimates or assumptions where there is a significant amount of subjectivity involved, the estimates or assumptions are susceptible to change, and the impact of the estimates and assumptions on your financial condition or operating performance is material. Discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. Also, since critical accounting estimates and assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes

that are reasonably likely to occur and would have a material effect. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 47

6. On page 47 you state that "[a]s the interest rates on a material portion of our cash and cash equivalents are variable, a change in interest rates earned on our investment portfolio would impact interest income along with cash flows, but would not materially impact the fair market value of the related underlying instruments." Please clarify if you consider the potential impact on your interest income and cash flows from a potential change in interest rates to be material. If the impact is material, please disclose the information regarding this market risk required under Item 305(a) and (b) of Regulation S-K. If you do not believe you are required to disclose this information, please advise why you believe you are not required to disclose it.

7. On page 47 you indicated that you have exposure to foreign currency transactions gains and losses arising from the translation of the assets and liabilities of your Canadian and U.K. subsidiaries to U.S. dollars during consolidation. Please discuss what actions you take, if any, to mitigate this particular market risk or advise why you believe you are not required to disclose it. Please refer to Item 305(b) of Regulation S-K.

Financial Statements

Note (1) Summary of Significant Accounting Policies, page 64

Foreign Currency translation, page 64

8. Please tell us, and disclose if material, the aggregate transaction gain or loss included in determining net income for each year presented. Please refer to paragraph 30 of SFAS 52.

Revenue Recognition, page 65

9. Please separately state net revenues from vehicles sales, remarketing services and other sources, such as annual registration fees, on the face of the consolidated statements of income. Please also separately state costs and expenses applicable to vehicles sales, remarketing services and other revenue sources. Refer to Rule 5-03(b) of Regulation S-X. Please note that income, and related costs and expenses, from each class described in Rule 5-03(b) of Regulation S-X which is less than 10 percent of total revenues may be

combined. Please show us what your revised disclosure would look like for each year presented and tell us the classes combined pursuant to Rule 5-03(b).

10. Please tell us the terms and conditions of the customer agreements related to vehicles purchased and remarketed on your own behalf through your auction process. Please specifically address terms and conditions with respect to delivery, transfer of title and assumption of the risks and rewards of ownership by customers. Also explain to us your rationale for recognizing revenue when a legal binding contract is formed upon high bid acceptance and your basis for concluding that delivery has occurred at that point. Refer to SAB Topic 13. In addition, please disclose the terms of the contracts that specify when customers take title to the vehicles and assume the risks and rewards of ownership.

11. It appears from your disclosure in the fifth paragraph that post-sale services represent the undelivered item and that you are allocating consideration to post-sale services using the reverse residual method as opposed to using the residual method to allocate consideration to auction services, which appear to represent the delivered item. Please tell us why your measurement and allocation of consideration to sales services and post-sale services complies with paragraph 12 of EITF 00-21. In addition, clarify your disclosure as appropriate.

Note (10) Long-Term Debt, page 80

12. We note that your Credit Facility contains restrictive covenants related to dividends, distributions and redemption of capital stock. As such, please disclose the amount of retained earnings or net income restricted or free of restrictions. Please refer to Rule 4-08(e)(1) of Regulation S-X.

Note (14) Segments and Other Geographic Information, page 87

13. Please tell us how you have determined that your operations are managed as one operating segment. In this regard, it appears that your U.S., Canada and United Kingdom operations may fit the definition of separate operating segments. Please ensure you tell us the operations for which discrete financial information is available as well as the level of financial information reviewed by your chief operating decision maker to make decisions about resources to be allocated to various business components and assess performance. Also, please tell us the basis of the structure of your organization and whether you have chosen to organize the business around differences in products and services or geographic areas. Please refer to paragraphs 10-15 of SFAS 131.

14. We note that your revenues include, among others, vehicle sales, sales merchandising fees, transportation fees, buyer services fees and annual membership fees. Please

disclose revenues for each group of similar products and services for each year presented or tell us why you believe disclosure of information about products and services is not required. If providing the information is impracticable, please disclose that fact. Please refer to paragraph 37 of SFAS 131.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

15. Please discuss why the compensation committee determined that Mr. Johnson and Mr. Adair were the only named executive officers eligible to participate in your Executive Bonus Plan for the fiscal year 2008. Also, please discuss the eligibility requirements of the Executive Bonus Plan. If no specific eligibility requirements exist, please discuss the factors that the compensation committee considers when deciding if someone is eligible to participate in the plan.

16. In your "Compensation Discussion and Analysis" section, you indicate that you consider a named executive officer's individual performance in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer's individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. For example, in the first paragraph on page 22 you indicate that the discretionary bonuses were based, in part, on individual and corporate performance. Please discuss the specific elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

17. On page 19 you state that "[t]he compensation committee believes that a substantial portion of an executive officer's compensation should be performance-based, whether in the form of cash bonus or equity compensation." Please expand your discussion to clarify your statement since it would appear all compensation would be based on performance. If, you are referring to incentive compensation, please discuss the basis for their belief.

18. In the last paragraph on page 19 you state that "[a]lthough the committee has historically not identified specific financial performance targets (except in connection with the Executive Bonus Plan, as discussed below), its annual analysis has focused on quantitative factors such as trends in our revenues and earnings per share." Please expand this section to discuss all the quantitative factors that you consider.

19. In the first full paragraph on page 20 you state "[t]he committee believes that growth in executive compensation at Copart has been appropriately correlated with the substantial growth in our business." Please expand this section to discuss the basis for the compensation committee's belief.

20. In the third full paragraph on page 21 you indicate that the compensation committee can establish target awards based on achievement of established goals including, but not limited to earnings per share, operating cash flow, operating income etc. Please expand your discussion to discuss why the compensation committee selected revenue growth as its sole performance goal and please describe how this performance goal aligns the interests of executives and shareholders. Also, please discuss how the compensation committee determined that a 5% revenue growth goal was an appropriate target beyond their determination that the attainment of such a goal would "…require substantial management time and attention."

21. Please discuss if you have any equity or other security ownership requirements or guidelines (specifying applicable amounts and forms of ownership), and any policies regarding hedging the economic risk of such ownership. Please refer to Item 402(b)(xiii) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact, Anthony Watson, Staff Accountant, at (202) 551-3318 or in his absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director